Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference of our report dated November 3, 2025 in the Registration Statement on Form F-1, relating to the audit of the consolidated balance sheets of Energys Group Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2025, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows for each of the years in the three-year period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”).

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
March 3, 2026	Certified Public Accountants
PCAOB ID No.1171